                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                       Paxson Communications Corporation
        --------------------------------------------------------------
                               (Name of Issuer)


                    Class A Common Stock, $0.001 Par Value
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                   704231109
        --------------------------------------------------------------
                                (CUSIP Number)


                Guy R. Friddell, III, Executive Vice President
                              and General Counsel
                         Landmark Communications, Inc.
                           150 W. Brambleton Avenue
                           Norfolk, Virginia 23510
                                 (757) 446-2035
        --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 18, 2001
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------                             ------------------------
CUSIP NO. 704231109                                      Page 2 of 15 Pages
---------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Landmark Communications, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                2,800,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                2,800,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           2,800,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                             ------------------------
CUSIP NO. 704231109                                      Page 3 of 15 Pages
---------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Landmark Broadcasting, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                2,800,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                2,800,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           2,800,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                             ------------------------
CUSIP NO. 704231109                                      Page 4 of 15 Pages
---------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Landmark Television, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                2,800,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                2,800,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           2,800,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                             ------------------------
CUSIP NO. 704231109                                      Page 5 of 15 Pages
---------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BBTC, Inc. (formerly known as The Travel Channel, Inc.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                2,800,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                2,800,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           2,800,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                            --------------------------
 CUSIP No. 704231109                                   Page 6 of 15 Pages
--------------------------                            --------------------------

Introductory Note

     This Amendment No. 3 (as defined herein) is being filed by Landmark Communications, Inc., Landmark Broadcasting, Inc., Landmark Television, Inc. and BBTC, Inc. (f/k/a The Travel Channel, Inc.) (collectively, the "Reporting Persons") to update the Amended Statement (as defined herein) relating to the Class A Common Stock, $0.001 par value per share, of Paxson Communications Corporation, a Delaware corporation. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1.  Security and Issuer

     Item 1 is hereby amended and restated in its entirety as follows:

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to shares of Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), of Paxson Communications Corporation, a Delaware corporation (the "Issuer" or "Paxson"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons on July 11, 1997 (the "Initial Statement"), as amended by Amendments No. 1 and No. 2 to Schedule 13D filed by the Reporting Persons on July 28, 1998 and January 25, 2001, respectively (the "Amended Statement" and, collectively with this Amendment No. 3, the "Statement"). The principal executive offices of the Issuer are located at 601 Clearwater Park Road, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

     Item 2 is hereby amended by inserting the following at the end of Item 2 in the Amended Statement:

     For information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) Each of the Reporting Persons may be deemed the beneficial owner of 2,800,600 shares of Class A Common Stock, which represents approximately 4.9% of the total number of shares of Class A Common Stock outstanding as of October 31, 2001 (and approximately 2.0% of the aggregate voting power of Paxson's outstanding Common Stock). (These percentages are based on 56,338,177 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock, $0.001 par value per share, reported to be outstanding as of October 31, 2001 in a Form 10-Q filed by the Issuer on November 14, 2001.) Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers beneficially owns any shares of Class A Common Stock.

     (b) Travel, as beneficial owner of record, may exercise sole power to vote and dispose of the 2,800,600 shares of Class A Common Stock reported herein. Each of Landmark, Broadcasting and Television, as

                                 SCHEDULE 13D

--------------------------                            --------------------------
 CUSIP No. 704231109                                   Page 7 of 15 Pages
--------------------------                            --------------------------

direct or indirect owner of all of the equity interest in Travel, may be deemed to have sole power to direct the voting and disposition of the 2,800,600 shares of Class A Common Stock held by Travel.

     (c) Within the past sixty (60) days, Travel has effected the following transactions, all sales, with respect to the Class A Common Stock:

      -------------------------------------------------------------
          Date of Sale        Number of Shares              Price
          ------------        ----------------              -----
      -------------------------------------------------------------
            10/29/01                5,000                   8.08
      -------------------------------------------------------------
            10/30/01               10,000                   8.14
      -------------------------------------------------------------
             11/1/01                5,000                   8.15
      -------------------------------------------------------------
             11/8/01               18,000                   8.56
      -------------------------------------------------------------
             11/9/01               25,500                   8.68
      -------------------------------------------------------------
            11/12/01               23,197                   8.98
      -------------------------------------------------------------
            11/13/01               89,000                   9.20
      -------------------------------------------------------------
            11/15/01                9,000                   8.80
      -------------------------------------------------------------
            11/16/01               10,000                   9.20
      -------------------------------------------------------------
            11/20/01               10,000                   8.76
      -------------------------------------------------------------
            11/21/01                3,300                   9.00
      -------------------------------------------------------------
            11/26/01                  500                   9.03
      -------------------------------------------------------------
            11/27/01                5,000                   9.00
      -------------------------------------------------------------
            11/30/01                5,000                   9.15
      -------------------------------------------------------------
             12/4/01               10,000                   9.20
      -------------------------------------------------------------
             12/5/01              100,000                   9.97
      -------------------------------------------------------------
             12/6/01               70,400                  10.23
      -------------------------------------------------------------
             12/7/01               20,000                  10.25
      -------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------                            --------------------------
 CUSIP No. 704231109                                   Page 8 of 15 Pages
--------------------------                            --------------------------

       ------------------------------------------------------------
          Date of Sale        Number of Shares              Price
          ------------        ----------------              -----
       ------------------------------------------------------------
            12/12/01                1,800                  10.30
       ------------------------------------------------------------
            12/13/01               20,000                  10.00
       ------------------------------------------------------------
            12/17/01               10,900                  10.20
       ------------------------------------------------------------
            12/18/01               20,000                  10.25
       ------------------------------------------------------------


Each of these sales was effected in a broker transaction at market. JP Morgan acted as Travel's broker.

(d)  None.

(e) On December 17, 2001, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the issued and outstanding shares of Class A Common Stock; accordingly, pursuant to Section 240.13(d) of the Act, no additional amendments to the Statement or other filings with respect to the Reporting Persons' ownership of Class A Common Stock are required unless a Reporting Person hereafter becomes the beneficial owner of more than five percent (5%) of the Class A Common Stock.


                           *     *     *     *     *

                                 SCHEDULE 13D
-----------------------                                       ------------------
CUSIP No. 704231109                                           Page 9 of 15 Pages
-----------------------                                       ------------------

          After reasonable inquiry and to be the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  LANDMARK COMMUNICATIONS, INC.


Date:  December 27, 2001          By: /s/ Guy R. Friddell, III
                                     -------------------------------------------
                                      Guy R. Friddell, III
                                      Executive Vice President, General Counsel
                                      & Secretary

                                  LANDMARK BROADCASTING, INC.


                                  By: /s/ Guy R. Friddell, III
                                     -------------------------------------------
Date:  December 27, 2001              Guy R. Friddell, III
                                      Vice President & Secretary

                                  LANDMARK TELEVISION, INC.


                                  By: /s/ Richard A. Fraim
                                      ------------------------------------------
Date:  December 27, 2001              Richard A. Fraim
                                      Vice President, Secretary & Treasurer

                                  BBTC, INC. (formerly The Travel Channel, Inc.)


                                  By: /s/ Guy R. Friddell, III
                                     -------------------------------------------
Date:  December 27, 2001              Guy R. Friddell, III
                                      Vice President & Secretary

                                 SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 704231109                                          Page 10 of 15 Pages
-----------------------                                      -------------------

                                  SCHEDULE I
                              TO AMENDMENT NO. 3
                                TO SCHEDULE 13D

                          Information with Respect to
           Executive Officers and Directors of the Reporting Persons


          The following sets forth as to each of the executive officers and directors of the Reporting Persons: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Landmark Communications, Inc., the business address of which is 150 W. Brambleton Avenue, Norfolk, Virginia 23510-2075, and each such individual identified below is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                                 SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 704231109                                          Page 11 of 15 Pages
-----------------------                                      -------------------

                         Landmark Communications, Inc.

        Name                       Present Business Address             Present Principal Occupation
        ----                       ------------------------             ----------------------------
                                        Directors:
                                        ---------

        S. Decker Anstrom          The Weather Channel                  President & CEO, The
                                   300 Interstate North Parkway         Weather Channel Enterprises
                                   Atlanta, Georgia  30339

        Richard F. Barry, III      Landmark Communications, Inc.        Vice Chairman
                                   150 W. Brambleton Avenue
                                   Norfolk, Virginia  23510-2075

        Frank Batten, Jr.          Landmark Communications, Inc.        Chairman
                                   150 W. Brambleton Avenue
                                   Norfolk, Virginia  23510-2075

        Frank Batten               Landmark Communications, Inc.        Chairman of the Executive
                                   150 W. Brambleton Avenue             Committee
                                   Norfolk, Virginia  23510-2075

        Frank A. Daniels           1515 Glenwood Avenue                 Retired President of News &
                                   Raleigh, North Carolina  27608       Observer Publishing Company

        James A. Henderson         301 Washington Street                Retired Chairman & CEO,
                                   Columbus, Indiana  47201             Cummins Engine Company, Inc.

        Richard D. Roberts         1109 South Bay Shore Drive           Retired President & CEO,
                                   Virginia Beach, Virginia  23451      Telecable

        Dorothy Batten Rolph       Tall Oaks, Route 22                  N/A
                                   Keswick, Virginia  22947

        Howard H. Stevenson        245 Concord Avenue, #15              Professor, Harvard Graduate
                                   Cambridge, Massachusetts  02138      School

        John O. Wynne              Landmark Communications, Inc.        President & CEO
                                   150 W. Brambleton Avenue
                                   Norfolk, Virginia  23510-2075

                            Executive Officers Not Otherwise Listed Above:
                            ----------------------------------------------

        Guy R. Friddell, III       Landmark Communications, Inc.        Executive Vice President &
                                   150 W. Brambleton Avenue             General Counsel
                                   Norfolk, Virginia  23510-2075

        Donald H. Patterson, Jr.   Landmark Communications, Inc.        Executive Vice President &
                                   150 W. Brambleton Avenue             President of Landmark
                                   Norfolk, Virginia  23510-2075        Broadcasting

                                 SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 704231109                                          Page 12 of 15 Pages
-----------------------                                      -------------------

                         Landmark Communications, Inc.

        Name                       Present Business Address             Present Principal Occupation
        ----                       ------------------------             ----------------------------
        Lemuel E. Lewis            Landmark Communications, Inc.        Executive Vice President
                                   150 W. Brambleton Avenue
                                   Norfolk, Virginia  23510-2075

                                 SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 704231109                                          Page 13 of 15 Pages
-----------------------                                      -------------------

                                    Landmark Broadcasting, Inc.

        Name                       Present Business Address             Present Principal Occupation
        ----                       ------------------------             ----------------------------
                                             Directors:
                                             ---------
        Frank Batten, Jr.          See above                            See above
        Guy R. Friddell, III       See above                            See above
        Donald H. Patterson, Jr.   See above                            See above
        John O. Wynne              See above                            See above


                             Executive Officers*:
                             -------------------

*This entity acts solely as a holding company and as such is not under the operation of executive officers.

                                 SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No. 704231109                                          Page 14 of 15 Pages
-----------------------                                      -------------------

                                     Landmark Television, Inc.

        Name                       Present Business Address             Present Principal Occupation
        ----                       ------------------------             ----------------------------
                                         Directors:
                                         ---------
        J. William Diederich       3228 Channel 8 Drive                 President
                                   Las Vegas, Nevada  89109

        Richard A. Fraim           3228 Channel 8 Drive                 Vice President, Treasurer &
                                   Las Vegas, Nevada  89109             Secretary

        Guy R. Friddell, III       See above                            See above


                              Executive Officers*:
                              -------------------

*This entity acts solely as a holding company and as such is not under the operation of executive officers.

                                 SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No. 704231109                                          Page 15 of 15 Pages
-----------------------                                      -------------------

                                  BBTC, Inc.

        Name                       Present Business Address             Present Principal Occupation
        ----                       ------------------------             ----------------------------
                                        Directors:
                                        ---------
        Richard F. Barry, III      See above                            See above
        Frank Batten, Jr.          See above                            See above
        Guy R. Friddell, III       See above                            See above


                              Executive Officers*:
                              -------------------

*This entity acts solely as a holding company and as such is not under the operation of executive officers.